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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-06910
CUSIP NUMBER 872382106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: [Not Applicable]

PART I — REGISTRANT INFORMATION

TEL Offshore Trust
Full Name of Registrant

N/A
Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue, Suite 500
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The TEL Offshore Trust (the “Trust”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense for the following reasons:

As previously disclosed by the Trust, the Trust has not received sufficient distributions from its royalty interest to make distributions to its unit holders since 2009.  In June 2016, but effective as of February 1, 2016, the TEL Offshore Trust Partnership (the “Partnership”) sold its remaining interest in the overriding royalty interest held by the Partnership (the “2016 Royalty Sale”).  The Trust’s principal asset consists of a 99.99% interest in the Partnership.  The remaining proceeds of the 2016 Royalty Sale and other distributions received by the Trust are held in a segregated account pending the final resolution of the proceeding styled In Re Tel Offshore Trust; Cause No. C-1-PB-14-001245, in the Probate Court of Travis County, Texas.  The Trust is unable to utilize these funds for the payment of any expenses without the consent of the Probate Court of Travis County, Texas.

As of December 31, 2016, the Trust had no unrestricted cash available for the payment of costs and expenses.  The Bank of New York Mellon Trust Company, N.A., the corporate trustee of the Trust (the “Corporate Trustee”), has previously made advances to the Trust to enable the Trust to pay its costs and expenses.  The Trust has sought an  additional advance from the Corporate Trustee for the payment of the Trust’s costs and expenses.  While the Trust received on March 31, 2017 an additional advance from the Corporate Trustee, the delay in receiving such advance has affected the Trust’s ability to finalize the Form 10-K for the year ended December 31, 2017. The Trust requires additional time to complete an assessment of its liquidity, revise the related disclosure in the Form 10-K, and complete the audit thereof.

The Trust expects to file its Form 10-K for the year ended December 31, 2016 within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael J. Ulrich	512	236-6599
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TEL Offshore Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2017	TEL Offshore Trust

		By:	THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., Corporate Trustee

/s/ MICHAEL J. ULRICH
Name: Michael J. Ulrich
Title: Vice President and Trust Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).